Woodside Petroleum Ltd.

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000 Australia

March 8, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Woodside Petroleum Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted February 2, 2022

CIK No. 0000844551

Ladies and Gentlemen:

Set forth below are the responses of Woodside Petroleum Ltd. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 18, 2022, with respect to Amendment No. 1 to Draft Registration Statement on Form F-4, CIK No. 0000844551, submitted on a non-public basis to the Commission on February 2, 2022 (the “Draft Registration Statement”). In connection with this letter, we are submitting today on a non-public basis via EDGAR Amendment No. 2 to the Draft Registration Statement (“DRS Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to DRS Amendment No. 2 unless otherwise specified.

Amendment No. 1 to Draft Registration Statement on Form F-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

BHP Petroleum

Business Overview, Strategy and Key Performance Drivers

BHP Petroleum costs, page 289

1.

We note your response to prior comment 23 indicates that net costs is a non-GAAP measure defined as “revenue less underlying EBITDA excluding freight and other costs, depending on the nature of each asset.” As your net costs are used to calculate petroleum unit costs, please clarify how your current definition is consistent with its use as a cost measure, specifically addressing why revenue and profit measure components are incorporated into the definition. We also note that you have revised your disclosure to present a reconciliation of this non-GAAP measure to “Expenses excluding Finance Costs” on page 289. Please tell us how you have considered this revised presentation in describing how this non-GAAP measure is calculated.

RESPONSE: We have revised the Draft Registration Statement to clarify that revenue and profit measures are not components of the calculation of petroleum unit costs or net costs. Please see pages vi, 313 and 316 of DRS Amendment No. 2.

Securities and Exchange Commission

March 8, 2022

Audited Consolidated Financial Statements of Woodside Petroleum Ltd.

Notes to the Consolidated Financial Statements

B.3 Oil and gas properties

Depreciation and amortisation, page F-29

2.

We note your response to prior comment 25 indicating that your depletion base used in your units-of-production calculation does not include estimated future development costs necessary to bring probable reserves into production. As transferred exploration and evaluation and offshore plant and equipment are depleted using the units of production basis over proved plus probable reserves or proved reserves for late life assets, please cite the accounting literature that supports your rationale for excluding estimated future development costs to access the probable reserves in your depletion base. In this regard, we note that your disclosure at footnote 3(b) to your pro forma financial statements at page 130 indicates that you employ the units of production method calculated in accordance with the successful efforts method of accounting. However the successful efforts method only allows for the amortization of acquisition costs over proved reserves and depletion of development costs over proved developed reserves and does not incorporate probable reserves in its calculation.

RESPONSE: We acknowledge the Staff’s comment and respectfully provide further clarification on our accounting policy. International Accounting Standard 16 Property Plant and Equipment (IAS 16), paragraph 60, requires that, “the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.” Paragraph 62 further notes that, “a variety of depreciation methods can be used to allocate the depreciable amount of an asset on a systematic basis over its useful life,” and makes reference to the use of the Units of Production (UOP) method. However, IAS 16 does not prescribe what basis should be used for depreciation on a UOP basis and also does not contain guidance on the treatment of future development costs. In the absence of an accounting standard or interpretation that specifically requires the calculation of UOP or the inclusion of future development costs, we have followed the guidance in International Accounting Standard 8 and developed our own accounting policy to satisfy the principles of paragraph 60 noted above. Our policy best reflects a reasonable pattern in which our assets’ future economic benefits are expected to be realized and therefore matches the costs incurred with the benefits of production.

Securities and Exchange Commission

March 8, 2022

Our detailed policy is consistently applied to the different type of depreciable assets as follows:

1)

Transferred exploration and evaluation – is depreciated using the UOP basis over 100% of developed proved and probable reserves[1]. We do not include any future development costs as the UOP calculation does not include undeveloped reserves.

2)

Offshore field assets (mostly sub surface assets) – are depreciated over 100% of developed proved and probable reserves with no adjustment for future development costs. We do not include any future development costs as the UOP calculation does not include undeveloped reserves.

3)

Offshore facility assets (mostly FPSOs and platforms) - are depreciated over 100% of developed proved and probable reserves plus 50% of undeveloped proved and probable reserves. Undeveloped proved and probable reserves are included for facility assets as usually there would be undeveloped areas of the field that will be tied back to the existing infrastructure in the future. Management’s decision to only include 50% of undeveloped proved and probable reserves is meant to reflect the inherit uncertainty about development of upstream assets. This represents the best estimate of the assets’ expected useful life, and therefore reflects the pattern in which the assets’ future economic benefits are expected to be consumed by the entity in line with IAS 16 paragraph 60.

Significant additional development costs to the offshore facility assets are generally not required2 to process the additional 50% of undeveloped proved and probable reserves and, on this basis, we do not make an adjustment for additional costs. The future subsurface costs to develop the 50% of undeveloped proved plus probable reserves are not included in the depreciable cost for the facility assets as those costs would be capitalized into the field assets’ base when they are developed and then depreciated using our policy for field assets (i.e., over the developed proved and probable reserve for the specific field as described above). This best reflects the pattern in which the assets’ future economic benefits are expected to be consumed by the entity and those costs were necessarily incurred in order to bring those reserves into development.

[1]

Late life assets are depreciated using 100% of developed 1P reserves, reflecting the unlikelihood of increased reserves based on the late stage of the asset’s life. All other assets use 2P reserves. An asset is classified a late life asset where it displays indicators of nearing the end of its natural life and shows limited opportunity for future tie backs.

[2]

Woodside has a recent history that confirms this statement, with the Greater Enfield tie back to the Ngujima Yin FPSO (2020), Pyxis field tieback to the Pluto platform (2021) and Julimar field tieback to the Wheatstone platform (2021) all having minimal costs attributed to the facility assets. Costs incurred were capitalized to the field asset itself which is then depreciated over the developed proved and probable reserves as described in the accounting policy.

Securities and Exchange Commission

March 8, 2022

Woodside applies an 80% risk weighting to the reserves of oil assets (with the exception of late life assets) for depreciation purposes to reflect the inherent uncertainty in the assessment of oil reserves.

We have included additional information regarding costs subject to depletion in Note B.2 to our financial statements as of and for the year ended 31 December 2021 that are included in DRS Amendment No. 2 as follows, “Transferred exploration and evaluation and offshore plant and equipment are depreciated using the unit of production basis. Transferred exploration and evaluation and subsurface development expenditure are depreciated over developed proved plus probable reserves. Late life assets are typically depreciated over proved reserves. Offshore facility assets are depreciated over proved plus a portion of probable reserves. The depreciable amount for the unit of production basis for offshore facility assets excludes future development costs necessary to bring probable reserves into production.”.

In response to the Staff’s comment on footnote 3(b) to the pro forma financial statements, we have revised the Draft Registration Statement to delete the reference to “the successful efforts method of accounting” on page 133 of DRS Amendment No. 2.

Exhibits

3.

We note the various indebtedness described under “Description of Certain Indebtedness” on page 309. Please file any such material agreements or tell us why you do not believe any such agreement is material. See Item 21(a) of Form F-4 and Item 601(b)(10) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that none of the agreements with respect to the indebtedness described under the section entitled “Description of Certain Indebtedness” is material to the Company other than the indenture governing the Company’s unsecured bonds (the “indenture”), which is listed as Exhibit 10.1 to the Draft Registration Statement. Item 601(b)(10) of Regulation S-K requires the Company to file as exhibits any material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the registration statement. We respectfully advise the Staff that none of the agreements with respect to the various indebtedness described under “Description of Certain Indebtedness” (other than the indenture) is material to the Company; therefore, none of those agreements is required to be filed as an exhibit pursuant to Item 21(a) of Form F-4 and Item 601(b)(10) of Regulation S-K.

As of 31 December 2021, the Company’s long-term indebtedness consisted of 17 syndicated and bilateral debt facilities (together, the “facilities”), three series of Medium Term Notes (“MTNs”) issued under its Global Medium Term Note Program (the “MTN Program”), and four fixed-coupon unsecured bonds issued under the indenture.

Securities and Exchange Commission

March 8, 2022

The Company regularly negotiates new facilities and renegotiates existing facilities as part of our prudent capital management strategy. By maintaining multiple bilateral and syndicated facilities with a large number of diverse counterparties, we are able to avoid becoming substantially dependent on any one facility or lender for the Company’s ongoing capital needs. Each of the Company’s 17 facilities is governed by a separate agreement negotiated directly with the respective lending party or parties, and the facilities accordingly are not a series of related transactions. Total commitments under these 17 facilities were approximately $3.8 billion at 31 December 2021, spread among approximately 30 credit counterparties. The Company had $26.5 billion in assets at 31 December 2021, and the merged company on a pro forma basis at 31 December 2021 would have $53.6 billion in assets. No individual facility accounted for greater than $1.2 billion, and most facilities had commitments of less than $300 million. Thus, no facility exceeds 5% of total assets at 31 December 2021, or 2.25% on a pro forma basis.

In addition to the facilities, the Company had three MTNs with a total principal amount of approximately $575 million outstanding under the MTN Program as at 31 December 2021. Similar to the facilities previously described, we view the MTN Program as an additional available source of capital in the Company’s overall capital management strategy. We do not view any one MTN or the MTN Program as a whole as material to the Company, and we are not substantially dependent on this program in our capital management strategy.

General

4.

We note your revised disclosure in response to comment 29, in which you disclose that Woodside Shares issued under the Share Sale Agreement (the “New Woodside Shares”) will be issued by Woodside to BHP to be distributed by BHP to eligible holders of ordinary shares of BHP Group Ltd, via an in-specie dividend, or to a nominee appointed by BHP following consultation with Woodside to receive and sell New Woodside Shares comprising the Share Consideration attributable to the Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders. Please provide an analysis explaining whether BHP would be participating in the distribution of the New Woodside Shares within the meaning of Section 2(a)(11) of the Securities Act of 1933.

RESPONSE: We respectfully advise the Staff that, for the reasons set out below, BHP Group Limited (“BHP”) has advised that it is not, and the Company concurs that BHP is not, participating in the distribution of the New Woodside Shares within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”) and as such should not be deemed to be an underwriter within the meaning of the statute.

Section 2(a)(11) of the Securities Act defines the term underwriter to mean, in relevant part, “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking...” In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all the facts and circumstances surrounding a particular transaction.

BHP has asked the Company to respectfully submit that identifying BHP as an underwriter within the meaning of Section 2(a)(11) would give greater weight to the form of the transaction than the substance. In this case, BHP’s involvement is merely incidental to the right of each BHP shareholder to receive the New Woodside Shares. As a matter of economic efficiency, structuring the distribution as a dividend enables the parties to realize benefits under Australian law applicable to BHP’s shareholders, relative to a distribution structure that did not qualify as a dividend or capital reduction. There is no functional difference between the issuance of New Woodside Shares directly by Woodside to BHP’s shareholders, as would be the case in a structure in which the acquirer issues shares as consideration as part of a business combination, and the delivery of such shares by BHP in satisfaction of a declared dividend or capital reduction.

Securities and Exchange Commission

March 8, 2022

This transaction involves the purchase by the Company of BHP’s oil and gas business in exchange for the issuance of the share consideration to BHP shareholders. While the Share Sale Agreement, which sets out the terms governing the distribution of New Woodside Shares to BHP shareholders, provides for two alternative distribution structures—an indirect distribution in which BHP “must procure” that the share consideration is distributed and a direct distribution in which Woodside “must issue” the share consideration directly—the result is the same for the BHP shareholders. They will receive share consideration through no action, investment decision or purchase on their part; the consideration is incidental to their ownership of BHP’s ordinary shares.

BHP’s role is functionally equivalent in both distribution structures. Specifically, BHP’s role is limited to effecting the declaration or determination of a dividend, a reduction of capital pursuant to Australian law or a combination thereof, for the purposes of facilitating the distribution. Under the terms of the Share Sale Agreement, BHP may not transfer or otherwise exercise any voting authority with respect to the share consideration, except in satisfaction of the dividend or return of capital described above. The Woodside Shares being distributed are limited to those representing the consideration for the purchase of BHP’s oil and gas business; Woodside is not raising additional capital or issuing additional shares beyond the New Woodside Shares being issued as share consideration as part of the transaction.

Furthermore, BHP will not perform any of the functions typically undertaken by an underwriter within the purview of Section 2(a)(11) of the Securities Act. For example, in connection with the distribution of the New Woodside Shares in the United States, BHP will not:

•	distribute the New Woodside Shares through the use of “special selling efforts and methods”;[3]

•	receive any commissions, discounts or other pecuniary benefits in the delivery of the New Woodside Shares to BHP shareholders;

•	market the New Woodside Shares to BHP shareholders or otherwise solicit BHP shareholders in respect thereof;

•	conduct roadshows in respect of the New Woodside Shares;

•	assist or advise Woodside with respect to the terms and conditions of any share issuance; or

•	identify any potential investors in the New Woodside Shares.

[3]

Under Regulation M, “distribution” means an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. “Special selling efforts” have been interpreted by the Commission to include payments of greater than normal sales commissions in connection with purchases or sales and/or the use of a roadshow, prospectus or sales memorandum, and payment of a soliciting dealer’s fee. See Exchange Act Release No. 34-33924, 56 S.E.C. Docket 1302 (Apr. 26, 1994). None of these criteria is present in connection with BHP’s involvement in the transaction.

Securities and Exchange Commission

March 8, 2022

Finally, as noted above, the distribution functionally resembles a structure in which an acquirer issues shares to the seller’s shareholders as consideration in connection with a business combination. In those structures, as in this one, the selling entity’s involvement centers around the divestment of a business in exchange for the shares of the acquiring entity to be distributed to such selling entity’s shareholders, and the shareholders’ entitlement to the transaction consideration derives from their investment in the seller’s securities. In our review of registration statements used to register shares distributed in similar transactions, we are not aware of a transaction where the selling entity was identified as being an underwriter within the meaning of Section 2(a)(11) of the Securities Act. We do not believe that the distribution mechanism in this case results in a different view under the Securities Act as to the participation by the selling entity in a distribution of securities.

Accordingly, BHP does not believe, and the Company concurs, that BHP should not be treated, and therefore not identified in the registration statement, as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

*    *    *    *    *

Securities and Exchange Commission

March 8, 2022

Please direct any questions that you have with respect to the foregoing or, if any additional supplemental information is required by the Staff, to Scott Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours, WOODSIDE PETROLEUM LTD.

By:	/s/ Meg O’Neill
Name:	Meg O’Neill
Title:	Chief Executive Officer

Enclosures

cc:	Scott Rubinsky, Vinson & Elkins L.L.P.

Robert Kimball, Vinson & Elkins L.L.P.